Filed Pursuant to Rule 424(b)(2)
Registration No. 333-180289
PRICING SUPPLEMENT
Dated January 15, 2013
(To Prospectus dated March 22, 2012 and
Prospectus Supplement dated March 22, 2012)

HSBC USA Inc.

Accelerated Market Participation Securities™ ("AMPS")

‣ $3,100,000 AMPS™ Linked to the Performance of the Deliverable Chinese Renminbi ("USDCNH") Relative to the U.S. Dollar

‣ 1-year maturity

‣ 4x upside exposure to any positive return in the Reference Currency

‣ One-for-one downside exposure to any negative return in the Reference Currency

‣ All payments on the securities are subject to the credit risk of HSBC USA Inc.

The Accelerated Market Participation Securities™ ("AMPS" or, each a "security" and collectively the "securities") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The securities will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker-dealers or will offer the securities directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any securities after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-12 of this pricing supplement.

Investment in the securities involves certain risks. You should refer to "Risk Factors" beginning on page PS-5 of this document and page S-3 of the accompanying prospectus supplement.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per security	$1,000	$10	$990
Total	$3,100,000	$31,000	$3,069,000

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.00% per $1,000 Principal Amount of securities in connection with the distribution of the securities to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-12 of this pricing supplement.

The Securities:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC

HSBC USA Inc.
Accelerated Market Participation Securities™ (AMPS)



Linked to the Performance of the Deliverable Chinese Renminbi ("USDCNH") Relative to the U.S. Dollar

This pricing supplement relates to an offering of Accelerated Market Participation Securities. The securities will have the terms described in this pricing supplement and the accompanying prospectus supplement. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this pricing supplement shall control. **You should be willing to forgo interest payments during the term of the securities and, if the Reference Currency Return is negative, lose up to 100% of your principal.**

This pricing supplement relates to an offering of securities linked to the performance of the Deliverable Chinese Renminbi ("USDCNH") Relative to the U.S. Dollar. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Currency, as described below. The following key terms relate to the offering of securities:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per security
Reference Currency:	Deliverable Chinese Renminbi ("USDCNH") per one U.S. Dollar
Trade Date:	January 15, 2013
Pricing Date:	January 16, 2013
Original Issue Date:	January 18, 2013
Final Valuation Date:	January 15, 2014, subject to adjustment as described herein.
Maturity Date:	January 21, 2014, subject to further adjustment as described under "Market Disruption Events" herein.
Payment at Maturity:	On the Maturity Date, for each security, we will pay you the Final Settlement Value.
Reference Currency Return:	The quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Initial Spot Rate} - \text{Final Spot Rate}}{\text{Initial Spot Rate}}$$
Final Settlement Value:	**If the Reference Currency Return is greater than or equal to zero, you will receive:** $1,000 + ($1,000 × (Reference Currency Return × Upside Participation Rate)). **If the Reference Currency Return is less than zero,** at maturity you will lose 1% of the Principal Amount for each percentage point that the Reference Currency Return is less than zero, calculated as follows: $1,000 + ($1,000 × Reference Currency Return). **This means that if the Reference Currency Return is -100%, you will lose your entire investment.**
Upside Participation Rate:	400%
Spot Rate:	The U.S. Dollar/Deliverable Chinese Renminbi exchange rate determined by Reuters, expressed as the number of Deliverable Chinese Renminbi per one U.S. Dollar, for settlement on the same day, as reported on Reuters page "HSBCFIX01", or any successor page, at 2:00 p.m., Hong Kong time, on the date of calculation. The Spot Rate is subject to the provisions set forth under "Market Disruption Events" in this pricing supplement. The Spot Rate shall be calculated to the fourth or fifth decimal place, as reported on the applicable Reuters page.
Initial Spot Rate:	6.1920
Final Spot Rate:	The Spot Rate as determined by the Calculation Agent in its sole discretion on the Final Valuation Date.
Form of Securities:	Book-Entry
Listing:	The securities will not be listed on any U.S. securities exchange or quotation system.
CUSIP/ISIN	40432X7B1/US40432X7B18

GENERAL

This pricing supplement relates to a single offering of securities linked to the Reference Currency identified on the cover page. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of securities relates to the Reference Currency identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Currency or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated March 22, 2012 and the prospectus supplement dated March 22, 2012. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement and prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-5 of this pricing supplement and page S-3 of the prospectus supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Prospectus Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

▸ The Prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

PAYMENT AT MATURITY

On the Maturity Date, for each security you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Currency Return is greater than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, calculated as follows:

> $1,000 + ($1,000 × (Reference Currency Return × Upside Participation Rate)).

If the Reference Currency Return is less than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, calculated as follows:

> $1,000 + ($1,000 × Reference Currency Return).

Under these circumstances, you will lose 1% of the Principal Amount of your securities for each percentage point that the Reference Currency Return is less than zero. For example, if the Reference Currency Return is -30%, you will suffer a 30% loss and receive 70% of the Principal Amount, subject to the credit risk of HSBC. **You should be aware that if the Reference Currency Return is less than zero, you may lose up to 100% of your investment.**

Interest

The securities will not pay interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the securities.

INVESTOR SUITABILITY

The securities may be suitable for you if:

▸ You seek an investment with an enhanced return linked to the potential positive performance of the Reference Currency and you believe the value of the Reference Currency will increase over the term of the securities.

▸ You are willing to make an investment that is exposed to the negative Reference Currency Return on a 1-to-1 basis for each percentage point that the Reference Currency Return is less than 0%.

▸ You are willing to accept the risk and return profile of the securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▸ You do not seek current income from your investment.

▸ You do not seek an investment for which there is an active secondary market.

▸ You are willing to hold the securities to maturity.

▸ You are comfortable with the creditworthiness of HSBC, as Issuer of the securities.

The securities may not be suitable for you if:

▸ You believe the Reference Currency Return will be negative on the Final Valuation Date or that the Reference Currency Return will not be sufficiently positive to provide you with your desired return.

▸ You are unwilling to make an investment that is exposed to the negative Reference Currency Return on a 1-to-1 basis for each percentage point that the Reference Currency Return is below 0%.

▸ You seek an investment that provides full return of principal.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You seek current income from your investment.

▸ You seek an investment for which there will be an active secondary market.

▸ You are unable or unwilling to hold the securities to maturity.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the securities.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-3 in the accompanying prospectus supplement. Investing in the securities is not equivalent to investing directly in the Reference Currency itself, as applicable. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus supplement and prospectus.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the securities may result in a loss.

The securities do not guarantee any return of principal. You will be exposed to the decline in the Final Spot Rate from the Initial Spot Rate. Accordingly, if the Reference Currency Return is less than 0%, your Payment at Maturity will be less than the Principal Amount of your securities. **You may lose up to 100% of your investment at maturity if the Reference Currency Return is negative**.

Credit risk of HSBC USA Inc.

The securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

Currency markets may be volatile.

Currency markets may be highly volatile. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the value of the Reference Currency on the Final Valuation Date, and therefore, the value of your securities.

Legal and regulatory risks.

Legal and regulatory changes could adversely affect exchange rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to exchange rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Reference Currency and, consequently, the value of the securities.

If the liquidity of the Reference Currency is limited, the value of the securities would likely be impaired.

Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Final Valuation Date would likely have an adverse effect on the Final Spot Rate for the Reference Currency, and therefore, on the return of your securities. Limited liquidity relating to the Reference Currency may also result in HSBC USA Inc. or one of its affiliates, as Calculation Agent, being unable to determine the Reference Currency Return using its normal means. The resulting discretion by the Calculation Agent in determining the Reference Currency Return could, in turn, result in potential conflicts of interest.

We have no control over the exchange rate between the Reference Currency and the U.S. Dollar.

Foreign exchange rates can either float or be fixed by sovereign governments. Exchange rates of the currencies used by most economically developed nations are permitted to fluctuate in value relative to the U.S. Dollar and to each other. However, from time to time, governments may use a variety of techniques, such as intervention by a central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These governmental actions could change or interfere with currency valuations and currency fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. As a consequence, these government actions could adversely affect an investment in the securities which are affected by the exchange rate between the Reference Currency and the U.S. Dollar.

The securities are exposed to a single emerging markets currency and therefore expose you to significant non-diversified currency risk.

An investment in the securities is subject to risk of significant adverse fluctuations in the performance of a single emerging market currency, the Deliverable Chinese Renminbi, relative to the U.S. dollar. As an emerging markets currency, the Deliverable Chinese Renminbi is subject to an increased risk of significant adverse fluctuations in value. Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the issuing countries, which may negatively affect the value of the securities.

The USDCNH has historically been somewhat similar to the U.S. dollar exchange rate for Chinese Renminbi deliverable onshore in the People's Republic of China (the "USDCNY"), and will to a certain extent tend to track the level of the USDCNY. The USDCNY is managed by the Chinese government, and may be influenced by political or economic developments in the People's Republic of China or elsewhere and by macroeconomic factors and speculative actions. From 1994 to 2005, the Chinese government used a managed floating exchange rate system, under which the People's Bank of China (the "People's Bank") allowed the USDCNY to float within a very narrow band around the central exchange rate published daily by the People's Bank. In July 2005, the People's Bank revalued the Renminbi by 2% and announced that in the future it would set the value of the Renminbi with reference to a basket of currencies rather than solely with reference to the U.S. dollar. In addition, the People's Bank announced that the reference basket of currencies used to set the value of the Renminbi would be based on a daily poll of onshore market dealers and other undisclosed factors. Movements in the USDCNY within the narrow band established by the People's Bank result from the supply of, and the demand for, those two currencies and fluctuations in the reference basket of currencies.

To the extent that management of the Renminbi by the People's Bank has resulted in and currently results in trading levels that do not fully reflect market forces, any further changes in the government's management of the USDCNY could result in significant movement in the value of the USDCNH. The People's Republic of China may regulate the USDCNH, or the delivery of Renminbi in Hong Kong, in a manner that is adverse to your interest in the securities. Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the People's Republic of China and the United States, including capital control measures and economic and political developments in other countries.

The securities are linked to the USDCNH exchange rate, and not the USDCNY exchange rate.

CNH represents the Deliverable Chinese Renminbi, as traded and delivered in the Hong Kong market. The USDCNH exchange rate has at times differed, and may continue to differ, from the USDCNY exchange rate. Accordingly, the return on the securities may be less than the potential returns on a security with similar terms linked to the USDCNY exchange rate. In addition, historical information about the USDCNH exchange rate is only available since August 23, 2010; accordingly, less information about its performance is available to help enable you to make your investment decision, as compared to the USDCNY exchange rate. CNH has historically not been as liquid as CNY, and if that illiquidity continues, or if the USDCNH exchange rate does not continue to serve as a benchmark for the performance of the Deliverable Chinese Renminbi, your return on the securities may be adversely affected.

The securities are subject to emerging markets' political and economic risks.

The Reference Currency is the currency of an emerging market country. Emerging market countries are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, emerging markets have undergone significant political, economic and social change. Such far-reaching political changes have resulted in constitutional and social tensions, and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging or developing-market nation. Political or economic instability is likely to have an adverse effect on the performance of the Reference Currency, and, consequently, the return on the securities.

The securities are subject to currency exchange risk.

Foreign currency exchange rates vary over time, and may vary considerably during the term of the securities. The relative values of the U.S. Dollar and the Reference Currency are at any moment a result of the supply and demand for such currencies. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political developments in other relevant countries. Of particular importance to currency exchange risk are:

- existing and expected rates of inflation;

- existing and expected interest rate levels;

- the balance of payments in the United States and China between each country and its major trading partners; and

  the extent of governmental surplus or deficit in the United States and China.

Each of these factors, among others, are sensitive to the monetary, fiscal and trade policies pursued by the United States, China, and those of other countries important to international trade and finance.

The payment formula for the securities will not take into account all developments in the Reference Currency.

Changes in the Reference Currency during the term of the securities other than on the Final Valuation Date may not be reflected in the calculation of the Payment at Maturity. The Reference Currency Return will be calculated only as of the Final Valuation Date. As a result, the Reference Currency Return may be less than zero even if the Reference Currency had moved favorably at certain times during the term of the securities before moving to an unfavorable level on the Final Valuation Date.

The securities will not bear interest.

As a holder of the securities, you will not receive interest payments.

We or our affiliates may provide potentially inconsistent research, opinions or recommendations.

HSBC or its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the securities, and which may be revised at any time. Any such research, opinions or recommendations could affect the exchange rate between the Reference Currency and the U.S. Dollar, and therefore, the market value of the securities.

The securities are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the securities.

Certain built-in costs are likely to adversely affect the value of the securities prior to maturity.

While the Payment at Maturity described in this pricing supplement is based on the full Principal Amount of your securities, the original issue price of the securities includes the agent's commission and the estimated cost of HSBC hedging its obligations under the securities. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

The securities lack liquidity.

The securities will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the securities.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as Calculation Agent and hedging its obligations under the securities. In performing these duties, the economic interests of the Calculation Agent and other affiliates of HSBC are potentially adverse to your interests as an investor in the securities. The Initial Spot Rate for the Reference Currency is an intra-day level on the Pricing Date that has been determined by the Calculation Agent. Although the Calculation Agent has made all determinations and taken all actions in relation to the establishment of the Initial Spot Rate in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your securities. HSBC and the Calculation Agent are under no obligation to consider your interests as a holder of the securities in taking any corporate actions or other actions, including the determination of the Initial Spot Rate, that might affect the Reference Currency and the value of your securities.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Historical performance of the Reference Currency should not be taken as an indication of the future performance of the Reference Currency during the term of the securities.

It is impossible to predict whether the Spot Rate for the Reference Currency will rise or fall. The Reference Currency will be influenced by complex and interrelated political, economic, financial and other factors.

Market disruptions may adversely affect your return.

The Calculation Agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from determining the Reference Currency Return in the manner described herein, and calculating the amount that we are required to pay you upon maturity, or from properly hedging its obligations under the securities. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more currencies. If the Calculation Agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the securities or prevents the Calculation Agent from determining the Reference Currency Return or Payment at Maturity in the ordinary manner, the Calculation Agent will determine the Reference Currency Return or Payment at Maturity in good faith and in a commercially reasonable manner, and it is possible that the Final Valuation Date and the Maturity Date will be postponed, which may adversely affect the return on your securities. For example, if the source for an exchange rate is not available on the Final Valuation Date, the Calculation Agent may determine the exchange rate for such date, and such determination may adversely affect the return on your securities.

Many economic and market factors will impact the value of the securities.

In addition to the Spot Rate of the Reference Currency on any day, the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

- the actual and expected exchange rates and volatility of the exchange rates between the Reference Currency and the U.S. Dollar;

- the time to maturity of the securities;

- interest and yield rates in the market generally and in the markets of the Reference Currency and the U.S. Dollar;

- a variety of economic, financial, political, regulatory or judicial events; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Reference Currency relative to its Initial Spot Rate. We cannot predict the Final Spot Rate of the Reference Currency. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Currency to which your securities are linked or the return on your securities. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the securities for a hypothetical range of Reference Currency Returns from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Security" as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount of securities to $1,000. The potential returns described here assume that your securities are held to maturity. You should consider carefully whether the securities are suitable to your investment goals. The following table and examples assume the following:

▶ Principal Amount: $1,000

▶ Initial Spot Rate: 6.1920

▶ Upside Participation Rate: 400%

The Initial Spot Rate and Upside Participate Rate were determined on the Pricing Date.

Hypothetical Final Spot Rate	Hypothetical Reference Currency Return	Hypothetical Return on the Security
0.0000	100.00%	400.00%
1.2384	80.00%	320.00%
2.4768	60.00%	240.00%
3.0960	50.00%	200.00%
3.7152	40.00%	160.00%
4.3344	30.00%	120.00%
4.9536	20.00%	80.00%
5.2632	15.00%	60.00%
5.5728	10.00%	40.00%
5.8824	5.00%	20.00%
5.9443	4.00%	16.00%
6.0682	2.00%	8.00%
6.1920	**0.00%**	**0.00%**
6.3158	-2.00%	-2.00%
6.4397	-4.00%	-4.00%
6.5016	-5.00%	-5.00%
6.8112	-10.00%	-10.00%
7.1208	-15.00%	-15.00%
7.4304	-20.00%	-20.00%
8.0496	-30.00%	-30.00%
8.6688	-40.00%	-40.00%
9.2880	-50.00%	-50.00%
9.9072	-60.00%	-60.00%
11.1456	-80.00%	-80.00%
12.3840	-100.00%	-100.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the securities.

Example 1: The Reference Currency Return is 15.00%.

Reference Currency Return:	15.00%
Final Settlement Value:	**$1,600.00**

Because the Reference Currency Return is positive, the Final Settlement Value would be $1,600.00 per $1,000 Principal Amount of securities, calculated as follows:

$1,000 + ($1,000 × (Reference Currency Return × Upside Participation Rate))

= $1,000 + ($1,000 × (15.00% × 400%))

= $1,600.00

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Reference Currency Return multiplied by 400% when the Reference Currency Return is positive and, as multiplied by the Upside Participation Rate.

Example 2: The Reference Currency Return is -30.00%.

Reference Currency Return:	-30.00%
Final Settlement Value:	**$700.00**

Because the Reference Currency Return is less than zero, the Final Settlement Value would be $700.00 per $1,000 Principal Amount of securities, calculated as follows:

$1,000 + ($1,000 × Reference Currency Return)

= $1,000 + ($1,000 × -30.00%)

= $700.00

Example 2 shows that you are exposed on a 1-to-1 basis to declines in the level of the Reference Currency below zero. **YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT OF YOUR SECURITIES.**

HISTORICAL PERFORMANCE OF THE REFERENCE CURRENCY

The following graph sets forth the historical performance of the Reference Currency based on exchange rates of the Reference Currency relative to the U.S. Dollar from August 23, 2010 through January 16, 2013. The USDCNH exchange rate on January 16, 2013 was 6.1920. We obtained the exchange rates below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The exchange rates displayed in the graph below are for illustrative purposes only and do not form part of the calculation of the Reference Currency Return.

The historical exchange rates should not be taken as an indication of future performance, and no assurance can be given as to the exchange rate on the Final Valuation Date. We cannot give you assurance that the performance of the Reference Currency will result in the return of any of your initial investment. The closing exchange rates in the graph below were the rates reported by the Bloomberg Professional® service and may not be indicative of the Reference Currency performance using the Spot Rates of the Reference Currency that would be derived from the applicable Reuters page that will be used to calculate the Reference Currency Return.



Source: Bloomberg Professional® service

SPOT RATE

The Spot Rate for the Deliverable Chinese Renminbi will be the U.S. Dollar/Deliverable Chinese Renminbi exchange rate determined by Reuters, expressed as the number of Deliverable Chinese Renminbi per one U.S. Dollar, for settlement on the same day, as reported on Reuters page "HSBCFIX01", or any successor page, at 2:00 p.m., Hong Kong time, on the date of calculation. The Spot Rate is subject to the provisions set forth under "Market Disruption Events" in this pricing supplement. The Spot Rate shall be calculated to the fourth or fifth decimal place, as reported on the applicable Reuters page.

If the Spot Rate is unavailable (including being published in error, as determined by the Calculation Agent in its sole discretion), the Spot Rate for the Reference Currency shall be selected by the Calculation Agent in good faith and in a commercially reasonable manner, or the Final Valuation Date may be postponed by the Calculation Agent, as described below in "Market Disruption Events."

MARKET DISRUPTION EVENTS

The Calculation Agent may, in its sole discretion, determine that an event has occurred that prevents us or our affiliates from properly hedging our obligations under the securities or prevents the Calculation Agent from valuing the Reference Currency in the manner initially provided for herein. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of the Reference Currency. If the Calculation Agent, in its sole discretion, determines that any of these events has occurred or is occurring on the Final Valuation Date, the Calculation Agent may determine the Final Spot Rate in good faith and in a commercially reasonable manner on such date, or, in the discretion of the Calculation Agent, may determine to postpone the Final Valuation Date and Maturity Date for up to five scheduled trading days, each of which may adversely affect the return on your securities. If the Final Valuation Date has been postponed for five consecutive scheduled trading days and a market disruption event continues on the fifth scheduled trading day, then that fifth scheduled trading day will nevertheless be the Final Valuation Date and the Calculation Agent will determine the Spot Rate of the Reference Currency using the formula for and method of determining such Spot Rate which applied just prior to the market disruption event (or in good faith and in a commercially reasonable manner) on such date.

If the Maturity Date is not a business day, the amounts payable on the securities will be paid on the next following business day and no interest will be paid in respect of such postponement.

A "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

EVENTS OF DEFAULT AND ACCELERATION

If the securities have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the securities, the Calculation Agent will determine the accelerated Payment at Maturity due and payable in the same general manner as described in this pricing supplement. In that case, the business day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Reference Currency Return (including the Final Spot Rate). The accelerated Maturity Date will be the fifth business day following the accelerated Final Valuation Date.

If the securities have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the securities. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement, for distribution to other registered broker-dealers, or will offer the securities directly to investors. HSBC Securities (USA) Inc. will offer the securities at the price to public set forth on the cover page of this pricing supplement. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.00% per $1,000 Principal Amount of securities in connection with the distribution of the securities to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the securities.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, a security should be treated as a pre-paid executory contract with respect to the Reference Currency. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a security as a pre-paid executory contract with respect to the Reference Currency. Assuming this characterization is respected, upon a sale or exchange of a security, you should recognize gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in the security, which should equal the amount you paid to acquire the security. Your gain or loss should generally be exchange gain or loss that is taxable as ordinary income or loss for U.S. federal income tax purposes, unless an election under Section 988 of the Internal Revenue Code of 1986, as amended (the "Code") is available and made to treat such gain or loss as capital gain or loss ("Section 988 election"). The Section 988 election is generally available for a forward contract, a futures contract, or option on foreign currencies as described in Section 988 of the Code. Although not clear, a U.S. Holder (as defined in the accompanying prospectus supplement) may be entitled to make a Section 988 election with respect to the securities. If a Section 988 election is available in respect of the securities, in order for the election to be valid, a U.S. Holder must: (A) make the Section 988 election by clearly identifying the investment in the securities on its books and records on the date the holder acquires the securities as being subject to the Section 988 election (although no specific language or account is necessary for identifying a transaction on the holder's books and records, the method of identification must be consistently applied and must clearly identify the pertinent transaction as subject to the Section 988 election); and (B) verify the election by attaching a statement to the holder's income tax return, which must include (i) a description and the date of the Section 988 election, (ii) a statement that the Section 988 election was made before the close of the date that the securities were acquired, (iii) a description of the securities and the maturity date of the securities or, alternatively, the date on which the securities were sold or exchanged, (iv) a statement that the securities were never part of a "straddle" as defined in Section 1092 of the Code, and (v) a statement that all transactions subject to the Section 988 election are included on the statement attached to the holder's income tax return. If a Section 988 election is available and validly made in respect of the securities, gain or loss recognized upon the sale or exchange of the securities should be treated as capital gain or loss. Capital gain recognized by an individual U.S. Holder is generally taxed at preferential rates where the property is held for more than one year and is generally taxed at ordinary income rates where the property is held for one year or less. The deductibility of capital losses is subject to limitations. Prospective investors should consult their tax advisors regarding the availability, applicable procedures and requirements, and consequences of making a Section 988 election in respect of the securities.

Due to the absence of authorities that directly address the proper characterization of the securities, no assurance can be given that the Internal Revenue Service (the "IRS") will accept, or that a court will uphold, this characterization and tax treatment of the securities, in which case the timing and character of any income or loss on the securities could be significantly and adversely affected. For example, the securities could be treated either as "foreign currency contracts" within the meaning of Section 1256 of the Code or as "contingent payment debt instruments", as discussed in the section entitled "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

In 2007, the IRS released a revenue ruling holding that a financial instrument with some arguable similarity to the securities is properly treated as a debt instrument denominated in a foreign currency. The securities are distinguishable in meaningful respects from the instruments described in the revenue ruling. If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the securities for U.S. Holders, possibly with retroactive effect.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

VALIDITY OF THE SECURITIES

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when the securities offered by this pricing supplement have been executed and delivered by the Issuer and authenticated by the trustee pursuant to the Senior Indenture referred to in the prospectus supplement dated March 22, 2012, and issued and paid for as contemplated herein, such securities will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated July 27, 2012, which has been filed as Exhibit 5.1 to the Issuer's Current Report on Form 8-K dated July 27, 2012.

TABLE OF CONTENTS

Pricing Supplement

Prospectus Supplement

Prospectus

You should only rely on the information contained in this pricing supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, prospectus supplement and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$3,100,000 Accelerated Market Participation Securities Linked to the Performance of the Deliverable Chinese Renminbi (“USDCNH”) Relative to the U.S. Dollar

January 15, 2013

PRICING SUPPLEMENT